

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 5, 2021

<u>Via Email</u>

Max Vogel, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036

> BNY Mellon Alcentra Opportunistic Global Credit Income Fund
> Initial Registration Statement on Form N-2
> <u>File Nos. 333-254957 and 811-23651</u>

Dear Mr. Vogel,

On April 1, 2021, BNY Mellon Alcentra Opportunistic Global Credit Income Fund (the "Fund") filed a registration statement on Form N-2 (the "Registration Statement") under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). We have reviewed the filing and have the following comments. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

General

1.   We note that the Registration Statement is missing information and contains bracketed disclosures. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

2.   Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

3.   Please tell us if you have presented or will present any "test the waters" materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

PROSPECTUS

<u>Prospectus Cover (pp. i-iii)</u>

Principal Investment Strategies and Investment Policies

4.   Please add the following to the bolded and bulleted risk factors:

    a. Disclose in the first bullet point that there is no secondary market for the Shares and the Fund does not expect any secondary market for the Shares to develop;

    b. Disclose in the second bullet point that is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased; and

    c. Disclose the risks related to the Fund's expected use of leverage.

Interval Fund/Repurchase Offers

5.   Please move this discussion to the first page of the cover and add the anticipated timing of the Fund's initial repurchase offer. Please provide cross-references to those sections of the Prospectus that discuss the Fund's repurchase policies and attendant risks.

Leverage

6.   Please briefly disclose the potential negative impact on investment return when the Fund uses leverage.

7.   The Fund states that it "currently intends to employ leverage through borrowings … and/or the issuance of debt securities." Please supplementally disclose whether the Fund intends to issue debt securities within 12 months of the effective date of the Registration Statement. If the Fund will issue debt securities within such 12 months, the offering costs should be reflected in the expense table.

Prospectus Summary (pp. 1-29)

General

8.   We note that the Prospectus Summary is 29 pages long. The summary should provide a clear and concise description of the key features of the offering and the Fund, with cross references to relevant disclosures elsewhere in the Prospectus or Statement of Additional Information. Please revise (*e.g.,* consider shortening the descriptions of principal portfolio investments and investment risks which are 6 and 15 pages long, respectively, and eliminating repetitive disclosure). See instruction to Item 3.2 of Form N-2.

The Offering

9.   The Fund states in the second paragraph that "[a]ny repurchases … will be conducted in accordance with applicable law and subject to approval by the Fund's Board of Trustees". Please add, if accurate, that repurchases also will be conducted in accordance with the Fund's Declaration of Trust and/or By-laws.

Periodic Repurchase Offers

10.   Please state at the outset that the Fund is an "interval fund."

11.   Please consider disclosing here and/or later in the Prospectus in which months quarterly repurchase offers are expected to occur.

12.   Please include a cross reference to the discussion of repurchase of Shares under "Certain Material U.S. Federal Income Tax Consequences."

Principal Investment Strategies and Investment Policies

13.   In the last sentence of the first paragraph on page 3, please replace "value" with "marked-to-market value."

Credit Strategies

14.   The Fund states in the second paragraph that "the composition of the Fund's investment portfolio will vary over time, based on the allocation to the Credit Strategies and the Fund's exposure to different types of credit instruments." Since the Fund is a global fund, please consider also adding that the composition of the Fund's investment portfolio will vary over time, based on the countries or geographic regions in which the Fund invests.

Use of Leverage

15.   Please disclose in this section that Shareholders will bear all costs and expenses associated with any leverage incurred by the Fund.

16.   The last sentence of the section states that "BNYM Investment Adviser and Alcentra will seek to manage that conflict by increasing the Fund's use of leverage only when they determine that such increase is consistent with the Fund's investment objective". Please also add that leverage will be used only if BNYM Investment Adviser and Alcentra determine that it is in the best interests of the Fund.

Principal Risk Considerations

17.   In the introductory paragraph, the Fund states "[y]ou should consider carefully the risks summarized below. It is not complete and you should read and consider carefully the more complete list of risks described below under "Risks" before purchasing Shares in this offering." Please revise the second sentence above to state that more information on Fund's principal risks, as well as non-principal risks, is contained under "Risks."

18.   Under Repurchase Offers Risk:

    a. The Fund states that "[r]epurchase offers generally are funded from available cash or sales of portfolio investments but may be funded with Borrowings." If "available cash" includes offering proceeds, please so state;

    b. Disclose that use of offering proceeds to fund Share repurchases may constitute a return of capital and the applicable tax consequences, and that any capital returned to Shareholders through repurchases will be distributed after payment of Fund fees and expenses; and

    c. To the extent the Fund sells portfolio holdings in order to fund repurchase requests, please disclose that the repurchase of Shares will be a taxable event for Shareholders.

19.   In the last sentence under "General Risks of Investing in the Fund—Illiquidity of Shares," the Fund states that it "does not expect any secondary market to develop for the Shares in the foreseeable future." Please supplementally explain why the reservation "in the foreseeable future" is included in several places in the Registration Statement or delete each reference.

20.   Under Additional Risk Considerations, the Fund states "[f]or a discussion of additional principal risks, including "Anti-Takeover Provisions," "Lender Liability Risk," "Limitations on Transactions with Affiliates Risk" and "Portfolio Turnover Risk," please see "Risks—Principal Investment Risks" beginning on page   of this prospectus." Please note that all principal risks should be summarized under Principal Risk Considerations, rather than just listed.   If these are non-principal risks, please move these references to the next paragraph listing non-principal risks.

Summary of Fund Expenses (pp. 30-31)

21.   Please revise "Interest Expenses" in the Annual Expenses table to "Interest Payments on Borrowed Funds." See instruction to Item 3.1 of Form N-2.

22.   Under Institutional Shares Example, please supplementally explain the basis for the assumption in clause (i) of the introduction to the example.

23.   The Fund states that it will originate loans. Please supplementally confirm that expenses in connection with loan origination and servicing (or estimated loan origination and servicing expenses), if borne by the Fund, will be reflected in the fees and expenses table.

Use of Proceeds (p. 31)

24.   The Fund states that it "may maintain a portion of the proceeds of the continuous offering in cash to meet operational needs." If accurate, please specify that "operational needs" refers to cash held to satisfy periodic repurchase offers.

Investment Objective and Policies (pp. 32-47)

Principal Portfolio Investments

25.   The Fund states that it may directly originate loans. Please disclose whether the Fund will be responsible for expenses associated with originating and servicing such loans.

Other Portfolio Investments

26.   Under Short-Term Fixed Income Securities and Money Market Instruments; Temporary Defensive Position, the Fund states that "during temporary defensive periods or for cash management purposes in connection with the Fund's operations, including the period during which the proceeds of the continuous offering of Shares are being invested, the Fund may deviate from its investment objective and policies. During such periods, the Fund may invest up to 100% of its assets" in the instruments discussed in that section. If accurate, please revise the disclosure to clarify that the Fund will invest 100% of its assets in money market instruments, cash, cash equivalents or short-term fixed income securities only for temporary defensive purposes. Please also consider separating the discussion regarding temporary defensive positions from other circumstances in which the Fund may invest in such instruments.

Use of Leverage (pp. 47-49)

27.   In the fourth paragraph of the section, the Fund states that it "expects that the Credit Facility will contain customary covenants relating to asset coverage and portfolio composition requirements." Please let us know if the terms of the Credit Facility are expected to be finalized before the requested date of acceleration. If so, please update this disclosure in a pre-effective amendment to address the actual portfolio limits and other material terms of the Credit Facility.

Risks (pp. 49-69)

28.   Covenant-Lite Loan Risk is included as a principal risk of the Fund. Please discuss covenant-lite loans in the principal investment strategy discussion, or, if covenant-lite loans are not part of the Fund's principal investment strategy, please remove the risk factor from Principal Investment Risks.

29.	Under Anti-Takeover Provisions, please revise the third sentence of the paragraph in light of the fact that the Shares will not be listed on any exchange and no secondary market for the Shares is expected to develop.

30.	Please add a risk factor discussing the Fund's ability to involuntarily repurchase Shares.

Management of the Fund (pp. 70-73)

Investment Manager

31.	The disclosure states that the "fair value" of derivatives will be included in the calculation of Managed Assets. Please supplementally disclose why the Adviser will fair value all derivatives rather than using marked-to-market value, when available.

Periodic Repurchase Offers (pp. 78-81)

Repurchase Offers

32.	In the discussion of the repurchase offer notice in the second paragraph, please also disclose that the notice will set forth the procedures to withdraw or modify tenders before the Repurchase Request Deadline.

33.	The third paragraph states that during the period the repurchase offer is open Shareholders may obtain the Fund's current NAV by calling a toll-free number. If Shareholders may also obtain the Fund's NAV per share at a website address, please disclose the website address.

34.	Please add to the statement in the fifth paragraph that "Shareholders may withdraw Shares tendered for repurchase at any time prior to the Repurchase Request Deadline" that Shareholders may also modify a previous tender until the Repurchase Request Deadline.

Involuntary Repurchases

35.	Please supplementally explain to the staff how these repurchases are consistent with Section 23(c) of the 1940 Act and Rule 23c-2 thereunder. We note that the staff takes the view that a fund may not rely on Rule 23c-2 to redeem out the estate of deceased investor. *See* J. and W. Seligman, SEC No-Act. Letter (pub. avail. July 14, 1989).

Suspension or Postponement of a Repurchase Offer

36.	Please add at the end of the discussion that the Fund will provide notice to Shareholders of any suspension or postponement of a repurchase offer.

Dividends and Distributions (pp. 83-84)

37.   Please add disclosure that a return of capital could result in Shareholders having to pay higher taxes in the future when Shares are sold, even when Shares are sold at a loss from the original investment.

38.   Please explain the circumstances under which "taxable excess distributions could be significant."

Dividend Reinvestment Plan

39.   Please state, if accurate, that an investor holding Shares that participate in the dividend reinvestment plan in a brokerage account may not be able to transfer the Shares to another broker and continue to participate in the dividend reinvestment plan.   See Item 10.1.e.7. of Form N-2.

40.   In the first paragraph of the subsection, please disclose the method for determining the number of shares that will be distributed instead of a cash dividend. See Item 10.1.e.4 of Form N-2.

41.   Please reconcile the statement "[w]hen a participant withdraws from the Plan or the Plan is terminated, such participant will receive whole Shares in his or her account under the Plan and will receive a cash payment for any fraction of a Share credited to such account" with the earlier statement in the subsection that "Shareholders who elect not to participate in the Plan will receive all distributions in cash."

STATEMENT OF ADDITIONAL INFORMATION

Investments, Investment Techniques and Risks (pp. 3-41)

Principal Portfolio Investments

42.   Under Foreign Investments, please discuss the custodial arrangements for the Fund's foreign securities. See Item 20.6 of Form N-2.

PART C

Item 25.

43.   Please supplementally confirm that the Fund will file executed copies of the agreements listed in the exhibit index and any credit agreement when available.

*   *   *   *

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact me at (202) 551-6907 or chooy@sec.gov if you have any questions.

Sincerely,
/s/ Yoon Choo
Senior Counsel

cc: Andrea Ottomanelli Magovern, Assistant Director
Sally Samuel, Branch Chief